UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2022

Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Floor 8, Tower D

No. 2 Guang Hua Road
Chaoyang District, Beijing

People’s Republic of China, 100026

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Consent and Waiver

On August 1, 2022, Ucommune International Ltd (the “Company”) and JAK Opportunities LLC (the “Purchaser”) entered into a consent and waiver (“Consent and Waiver”). The Purchaser is a holder of the debenture of the Company issued pursuant to the securities purchase agreement dated January 26, 2022 (the “Securities Purchase Agreement”), as amended on March 1, 2022, and the debenture, dated January 26, 2022 (the “Debenture”), as amended on March 1, 2022, to which the Company is a party. Pursuant to the Consent and Waiver, the Purchaser consented to, and waived all rights to which it may be entitled under the Securities Purchase Agreement, Debenture and other related transaction documents in connection with, the Company’s amending its Amended and Restated Memorandum and Articles of Association to state that each Class B ordinary share, par value of $0.002 per share, of the Company shall be entitled to 35 votes on all matters subject to vote at general and special meetings of the Company.

The foregoing summary of the Consent and Waiver does not purport to be complete and is qualified in its entirety by reference to the full text of this document. Copy of the Consent and Waiver is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Incorporation by Reference

This current report on Form 6-K (“this report”) and Exhibit 99.1 to this report are incorporated by reference into the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-257664) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Safe Harbor Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit	Description
99.1	Consent and Waiver dated August 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Xin Guan
Xin Guan CEO

Date: August 3, 2022

[Signature Page to Form 6-K]

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